Exhibit 12.1

Life Storage, Inc.

Life Storage LP

Statement Re: Computation of Earnings to

Combined Fixed Charges and Preferred Stock Dividends

Amounts in thousands

	Year ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations before noncontrolling interest in consolidated subsidiaries and income from equity investees	$93,495	$81,291	$109,672	$86,971	$69,524
Add: Income tax (benefit) expense	(1,006)	413	1,251	927	936
Add: Fixed charges	75,084	55,001	37,864	39,024	32,720
Add: Distributed income of equity investees	7,055	5,207	4,821	3,123	2,630
Less: Capitalized interest	(329)	(96)	(62)	(84)	(113)
Preferred dividend requirements of consolidated subsidiaries	—	—	—	—	—
Earnings (1)	174,299	141,816	153,546	129,961	105,697
Fixed charges:
Interest expense	71,340	52,769	35,940	33,719	31,166
Amortization of financing fees	3,022	1,735	1,184	859	834
Capitalized interest	329	96	62	84	113
Estimate of interest included in rent expense	393	401	678	4,362	607
Preferred stock dividends	—	—	—	—	—
Fixed charges (2)	$75,084	$55,001	$37,864	$39,024	$32,720
Ratio of earnings to combined fixed charges and preferred stock dividends (1)/(2)	2.32	2.58	4.06	3.33	3.23